Mail Stop 4561

December 4, 2007

Christopher C. Jurey
Chief Financial Officer
Northwest Bancorporation, Inc.
421 W. Riverside
Spokane, WA 99201

> **Re:** **Northwest Bancorporation, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 21, 2007**
> **File No. 0-24151**

Dear Mr. Jurey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Loan Portfolio, page 12

1.   It appears you have not provided the appropriate periods under Guide III. Since you had greater than $200 million in assets and greater than $10 million in total equity at December 31, 2006, you need to provide five years of data for Items III (Loans Portfolio) and IV (Summary of Loan Loss Experience) of Guide III. Please revise accordingly.

Management's Discussion and Analysis

2.   Please revise to include a Management's Discussion and Analysis, in accordance with Item 303(b) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 27

3.   We note that the audit report does not include the signature of Moss Adams LLP, your independent accountants. Please revise to include a report in accordance with Rule 2-02 of Regulation S-X.

Financial Statements, page 28

Parent Company Financial Statements

4.   Please revise your financial statement disclosures to include the parent company financial statements required by Rule 9-06 of Regulation S-X.

Segments

5.   We note you have reported $612,206 and $626,372 in net gains from sale of loans as of December 31, 2006 and 2005, respectively. Given the significant contributions from the net gains on loans sold, please tell us why you have not provided segment reporting for mortgage banking in accordance with paragraph 18 of SFAS 131.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief